October 2007	Pricing Sheet dated October 12, 2007 relating to
Preliminary Terms No. 395 dated September 21, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due April 17, 2008
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – OCTOBER 12, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	April 17, 2008
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price.
Determination date:	April 14, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	Payable monthly at the specified interest rate beginning November 17, 2007.
Pricing date:	October 12, 2007
Original issue date:	October 17, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock	Initial share price	Interest rate	Trigger price	Trigger level	Exchange ratio	CUSIP	Aggregate principal amount
Intel Corporation (“INTC”)	$25.55	9.0%	$20.44	80%	39.13894	617446U80	$9,000,000
Noble Energy, Inc. (“NBL”)	$75.85	9.0%	$60.68	80%	13.18392	617446U64	$3,200,000
Wynn Resorts, Limited (“WYNN”)	$158.18	17%	$126.544	80%	6.32191	617446U72	$10,700,000
Agent:	Morgan Stanley & Co. Incorporated
	Per INTC RevCons	Total	Per NBL RevCons	Total	Per WYNN RevCons	Total
Price to public	$1,000	$9,000,000	$1,000	$3,200,000	$1,000	$10,700,000
Agent’s commissions(1)	$15	$135,000	$15	$48,000	$15	$160,500
Proceeds to company	$985	$8,865,000	$985	$3,152,000	$985	$10,539,500

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 395 dated September 21, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.